Simpson Thacher & Bartlett
icbc tower, 35th floor 3 garden road, central hong kong ___________
telephone: +852-2514-7600 facsimile: +852-2869-7694
Direct Dial Number +852-2514-7620	E-mail Address ygao@stblaw.com

FEBRUARY 27, 2025

CONFIDENTIAL AND VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Anastasia Kaluzienski

Mr. Robert Littlepage

Re: Yalla Group Limited
Form 20-F for the Period Ended December 31, 2023
Response filed January 10, 2025

File No. 001-39552

Ladies and Gentlemen:

On behalf of our client, Yalla Group Limited, a company organized under the laws of the Cayman Islands (the “Company”), we respond to the comment contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 14, 2025 (the “February 14 Comment Letter”), relating to the Company’s response letter, dated January 10, 2025, to the Commission’s comment letter, dated December 13, 2024, regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Commission on April 23, 2024 (the “2023 20-F”).

Set forth below are the Company’s responses to the Staff’s comment in the February 14 Comment Letter. The Staff’s comment is retyped below in bold italic font for your ease of reference. In amending the proposed disclosure, the Company has made certain additional clarifications and amendments. The Company respectfully advises the Staff that where the Company proposes to add or revise disclosure in its future annual reports on Form 20-F in response to the Staff’s comment, the changes to be made will be subject to relevant factual updates and changes in relevant laws or regulations, or in interpretations thereof.

michael j.c.M. ceulen	marjory j. ding	daniel fertig	adam C. furber	YI GAO	MAKIKO HARUNARI	Ian C. Ho	JONATHAN HWANG	aNTHONY D. KING	jin hYUK park	erik p. wang	christopher k.s. wong
resident partners simpson thacher & bartlett, hong kong is an affiliate of simpson thacher & bartlett llp with offices in:
New York	Beijing	boston	BRUSSELS	Houston	LONDON	Los Angeles	Palo Alto	SÃO PAULO		TOKYO	Washington, D.C.

Simpson Thacher & Bartlett

Form 20-F for the Period Ended December 31, 2023

Consolidated Financial Statements

Note 11. Income Tax, page F-26

1.
We note your proposed disclosures in response to prior comment 9. Please expand your disclosures to discuss the Company specific facts and circumstances considered by management in its determination that the Company does not meet all of the conditions to be regarded as a mainland China tax resident.

The Company acknowledges the Staff’s comment and will add the proposed disclosure and make corresponding revisions to certain disclosures in its future filings. The proposed revised disclosure is set forth in Annex A, in which further revisions made in response to this comment are bolded and underlined, in its 2023 20-F.

If you have any question regarding the Company’s responses to the Staff’s comment, please do not hesitate to contact me at +852-2514-7620 (work), +852-6588-7136 (mobile) or ygao@stblaw.com (email).

Very truly yours,

/s/ Yi Gao

Yi Gao

Enclosure: Annex A

cc:	Yalla Group Limited

Ms. Yang Hu, Chief Financial Officer

Annex A

ITEM 4. INFORMATION ON THE COMPANY

B. Business Overview

Regulation

China

Regulations Related to Tax

Enterprise income tax

On March 16, 2007, the NPC issued the EIT Law, which was last amended by the SCNPC on December 29, 2018. The Regulation on the Implementation of the Enterprise Income Tax Law, or the EIT Regulation, was issued by the State Council on December 6, 2007 and became effective on January 1, 2008, and was partly amended on April 23, 2019 and became effective on the same date. Pursuant to the EIT Law and the EIT Regulation, both domestic and foreign-invested enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located in the PRC are considered resident enterprises. The defined term “de facto management bodies” are “establishments that carry out substantial and overall management and control over production and operations, personnel, accounting, and properties” of the enterprise.

If an enterprise is considered a PRC resident enterprise under the above definition, its global income will be subject to enterprise income tax at the rate of 25%. The Notice on Issues about the Determination of Chinese-Controlled Enterprises Registered Abroad as Resident Enterprises on the Basis of Their Body of Actual Management issued by the State Administration of Taxation, or the SAT, on April 22, 2009 and effective on January 1, 2008 and partly amended on December 29, 2017 and effective on the same date, sets up a more specific definition of the “de facto management bodies” standard. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in the PRC only if all of the following conditions are met: (i) the senior management and core management departments in charge of daily production and operations are located mainly in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior management habitually reside in the PRC.

Consolidated Financial Statements

11. INCOME TAX

Mainland China

Annex A -	1

The Company’s mainland China subsidiaries are subject to the PRC Enterprise Income Tax Law (“EIT Law”) and are taxed at the statutory income tax rate of 25%, unless otherwise specified.

Under the EIT Law and its implementation rules, an enterprise established outside China with a “de facto management body” within mainland China is considered a PRC resident enterprise for Chinese enterprise income tax purposes. A PRC resident enterprise is generally subject to certain Chinese tax reporting obligations and a uniform 25% enterprise income tax rate on its global income. The implementation rules to the EIT Law provide that non-resident legal entities are considered PRC residents if substantial and overall management and control over the production and business operations, personnel, accounting, properties, etc., occurs within the mainland China. The Company is a company incorporated outside the mainland China and is not an offshore entity controlled by mainland China enterprises. As a holding company, its key assets are its ownership interests of its subsidiaries, and its key assets and operation are located outside the mainland China. The Company does not believe that it is more likely than not that the Company and its subsidiaries registered outside the mainland China should be treated as residents for EIT Law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the mainland China are deemed resident enterprises, the Company and its subsidiaries registered outside the mainland China will be subject to the PRC income tax at a rate of 25%. As of December 31, 2024, the Group had not received any inquiry or notice from the tax authorities of mainland China in respect of the tax resident status of its offshore entities.

Annex A -	2